                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                             On2 Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 12, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,961,899**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,961,899**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,961,899**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.6%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 400,000 shares of common stock issuable upon the conversion of On2 Technologies, Inc., a Delaware corporation ("On2" or the "Company") Series A preferred shares, (2) 820,911 shares of common stock issuable upon the conversion of On2 Series C-VI preferred shares, (3) 5,357,143 shares of common stock issuable upon the exercise of On2 Series C-VI Warrants, (4) 30,000 shares of common stock issuable upon the exercise of certain options, and (5) 353,845 shares of common stock.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 2 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Insurance Holding Corporation ("CIHC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,961,899**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,961,899**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,961,899**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company. CIHC disclaims beneficial ownership of any On2 common stock.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D          Page 3 of 15  pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,961,899**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,961,899**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,961,899**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.6%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company. Associated Madison disclaims beneficial ownership of any On2 common stock.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 4 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,096,785**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,096,785**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,096,785**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 2,792,257 shares of common stock issuable upon the conversion of On2 Series C-IV preferred shares, (2) 2,993,273 shares of common stock issuable upon the conversion of On2 Series C-V preferred shares, and (3) 311,255 shares of common stock.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 5  of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Holdings, Inc.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,096,785**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,096,785**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,096,785**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Indemnity
   Company.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 6 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,096,785**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,096,785**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,096,785**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Indemnity
   Company.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 7 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Alternative Investments LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,096,785**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,096,785**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,096,785**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Indemnity
   Company that Citigroup Alternative Investments LLC manages on behalf of The Travelers Indemnity Company.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 8 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Investments Inc. ("CII")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       6,096,785**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       6,096,785**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,096,785**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Indemnity
   Company that Citigroup Alternative Investments LLC manages on behalf of The Travelers Indemnity Company.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D               Page 9 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       13,069,094**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       13,069,094**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,069,094**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 6,961,899 shares directly beneficially owned by The
   Travelers Insurance Company, (ii) 6,096,785 shares directly beneficially owned by The Travelers Indemnity Company that are managed on behalf of that company by Citigroup Alternative Investments LLC, and (iii) 10,410 shares directly beneficially owned by other subsidiaries of Citigroup Inc. Citigroup Inc. disclaims beneficial ownership of any shares of On2 common stock.

SCHEDULE 13D

This Amendment No. 10 to Schedule 13D amends the Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, as amended by Amendment No. 2 filed on July 23, 2001, as amended by Amendment No. 3 filed on August 17, 2001, as amended by Amendment No. 4 filed on April 12, 2002, as amended by Amendment No. 5 filed on May 29, 2002, as amended by Amendment No. 6 filed on June 3, 2002, as amended by Amendment No. 7 filed on August 30, 2002, as amended by Amendment No. 8 filed on August 29, 2003, as amended by Amendment No. 9 filed on December 16, 2003, relating to the common stock, par value $0.01 per share (the "Common Stock") of On2 Technologies, Inc., a Delaware corporation ("On2" or the "Company").

Except as otherwise described herein, the information contained in the
Schedule 13D, as amended, remains in effect and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. INDENTITY AND BACKGROUND

         The response to Item 2 of the Schedule 13D is hereby amended as follows.

         (a) - (c) Please see Schedule A attached hereto.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership calculations in Item 5 of this Schedule 13D are based upon the Reporting Persons holdings as of the date of this Schedule 13D and the 74,398,560 shares of Common Stock outstanding, as reported in the Company's Preliminary Proxy Statement filed on February 19, 2004.

     (a) TIC. TIC beneficially owns 6,961,899 shares, or 8.6%, of the Company's Common Stock. This includes (i) 400,000 shares of Common Stock issuable upon the conversion of On2 Series A preferred shares, which subject to certain conditions, may be converted at any time; (ii) 820,911 shares of Common Stock issuable upon the conversion of On2 Series C-VI preferred shares, which subject to certain conditions, may be converted at any time; (iii) 5,357,143 shares of Common Stock issuable upon the exercise of On2 Series C-VI Warrants, which subject to certain conditions, may be exercised at any time at a price of $0.56 per share; (iv) 30,000 shares of Common Stock issuable upon the exercise of certain options assigned to TIC by Jack L. Rivkin (a member of the Company's Board of Directors), which had been granted to Mr. Rivkin at a time when he was an employee of a Citigroup subsidiary, and (v) 353,845 shares of Common Stock. TIC disclaims beneficial ownership of the 6,096,785 shares of Common Stock beneficially owned by Travelers Indemnity and the 10,410 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     CIHC and ASSOCIATED MADISON. CIHC owns all of the outstanding common stock of TIC; Associated Madison owns all of the outstanding common stock of CIHC. As a result, each of CIHC and Associated Madison may be deemed to beneficially own the 6,961,899 shares, or 8.6%, of the Company's Common Stock that is beneficially owned by TIC. CIHC and Associated Madison each disclaim beneficial ownership of the 6,096,785 shares of Common Stock beneficially owned by Travelers Indemnity and the 10,410 shares of Common Stock held by other Citigroup subsidiaries.

     TRAVELERS INDEMNITY. Travelers Indemnity beneficially owns 6,096,785 shares, or 7.6%, of the Company's Common Stock. This includes: (i) 2,792,257 shares of Common Stock issuable upon the conversion of On2 Series C-IV preferred shares, which, subject to certain conditions, may be converted at any time, (ii) 2,993,273 shares of Common Stock issuable upon the conversion of On2 Series C-V preferred shares, which, subject to certain conditions, may be converted at any time, and (iii) 311,255 shares of Common Stock. Travelers Indemnity disclaims beneficial ownership of the 6,961,899 shares of Common Stock beneficially owned by TIC and the 10,410 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     TIGHI and TAP. TIGHI owns all of the outstanding common stock of Travelers Indemnity; TAP owns all of the outstanding common stock of TIGHI. As a result, each of TIGHI and TAP may be deemed to beneficially own 6,096,785 shares, or 7.6%, of the Company's Common Stock that is directly beneficially owned by Travelers Indemnity. Each of TIGHI and TAP disclaims beneficial ownership of the 6,961,899 shares of Common Stock beneficially owned by TIC and the 10,410 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     CAI and CII. CAI manages the beneficial ownership interest in shares of the Company's Common Stock that is held by Travelers Indemnity. As a result, CAI beneficially owns 6,096,785 shares, or 7.6% of the Company's Common Stock that is directly beneficially owned by Travelers Indemnity. CII owns all of the outstanding common stock of CAI. As a result, CII may be deemed to indirectly beneficially own the 6,096,785 shares, or 7.6%, of the Company's Common Stock that CAI beneficially owns. Each of CAI and CII disclaims beneficial ownership of the 6,961,899 shares of Common Stock beneficially owned by TIC and the 10,410 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

         CITIGROUP. Citigroup owns all of the outstanding common stock of CII and Associated Madison. As a result of its holding company structure, Citigroup may be deemed to beneficially own 13,069,094 shares, or 15.1%, of the Company's Common Stock. This includes (i) 6,961,899 shares of Common Stock beneficially owned by TIC, (ii) 6,096,785 shares of Common Stock beneficially owned by Travelers Indemnity that are managed on behalf of that company by CAI, and (iii) 10,410 shares of Common Stock beneficially owned by other Citigroup subsidiaries. Citigroup disclaims beneficial ownership of any shares of the Company's Common Stock.

     (b) TIC, CIHC, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 6,961,899 shares of Common Stock beneficially owned by TIC. Travelers Indemnity, TIGHI, TAP, CAI, CII and Citigroup may be deemed to share the voting and dispositive power of 6,096,785 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup maybe deemed to share the voting and dispositive power of 10,410 shares of Common Stock beneficially owned by other subsidiaries of Citigroup.

     (c) To the best knowledge of the Reporting Persons, during the period since the filing of Amendment 9 to this Schedule 13D on December 16, 2003, the Reporting Persons have engaged in the following transactions:

          On each of the following dates, TIC sold shares of Common Stock in open market transactions in the amount and at the average price described below:


               DATE                 SHARES SOLD                  AVERAGE PRICE
               ----                 -----------                  -------------
          January 6, 2004             111,480                         $1.42
          January 7, 2004              26,760                         $1.44
          January 8, 2004              53,205                         $1.45
          January 12, 2004            340,605                         $1.54
          January 13, 2004            106,410                         $1.52
          January 14, 2004             26,600                         $1.54
          January 15, 2004             26,600                         $1.52
          January 21, 2004             16,972                         $1.40
          January 27, 2004             26,600                         $1.45
          January 28, 2004            133,000                         $1.27
          January 29, 2004             40,750                         $1.27
          January 30, 2004             32,000                         $1.26
          February 2, 2004             51,300                         $1.18
          February 3, 2004             51,400                         $1.16
          February 4, 2004             63,600                         $1.05
          February 5, 2004             50,550                         $1.12
          February 6, 2004             26,600                         $1.11
          February 9, 2004             21,575                         $1.14
          February 10, 2004            37,230                         $1.16
          February 11, 2004            15,960                         $1.14
          February 12, 2004            21,280                         $1.13
          February 13, 2004            23,945                         $1.11
          February 17, 2004            39,900                         $1.06
          February 18, 2004            37,250                         $1.11
          February 19, 2004            21,280                         $1.10
          February 20, 2004            27,250                         $1.06
          February 23, 2004            22,825                         $1.06


          On each of the following dates, Travelers Indemnity sold shares of Common Stock in open market transactions in the amount and at the average price described below:


          DATE                 SHARES SOLD                  AVERAGE PRICE
          ----                 -----------                  -------------
     January 6, 2004              98,020                         $1.42
     January 7, 2004              23,240                         $1.44
     January 8, 2004              46,795                         $1.45
     January 12, 2004            299,895                         $1.54
     January 13, 2004             93,590                         $1.52
     January 14, 2004             23,400                         $1.54
     January 15, 2004             23,400                         $1.52
     January 21, 2004             14,928                         $1.40
     January 27, 2004             23,400                         $1.45
     January 28, 2004            117,000                         $1.27
     January 29, 2004             35,850                         $1.27
     January 30, 2004             28,100                         $1.26
     February 2, 2004             45,200                         $1.18
     February 3, 2004             45,200                         $1.16
     February 4, 2004             56,400                         $1.05
     February 5, 2004             44,450                         $1.12
     February 6, 2004             23,400                         $1.11
     February 9, 2004             18,425                         $1.14
     February 10, 2004            32,770                         $1.16
     February 11, 2004            14,040                         $1.14
     February 12, 2004            18,720                         $1.13
     February 13, 2004            21,055                         $1.11
     February 17, 2004            35,100                         $1.06
     February 18, 2004            32,750                         $1.11
     February 19, 2004            18,720                         $1.10
     February 20, 2004            23,950                         $1.06
     February 23, 2004            20,075                         $1.06



          On February 20, 2004, TIC exercised its right to convert 373,288 shares of Series C-VI Preferred Stock into 400,000 shares of Common Stock.

     Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to the Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the period since the filing of Amendment 9 to this Schedule 13D on December 16, 2003 (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      February 25, 2004

      THE TRAVELERS INDEMNITY COMPANY


      By:    /s/ Daniel W. Jackson
          ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary


      TRAVELERS INSURANCE GROUP HOLDINGS INC.


      By:    /s/ Daniel W. Jackson
         ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary


      TRAVELERS PROPERTY CASUALTY CORP.


      By:    /s/ Daniel W. Jackson
          ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary



      CITIGROUP ALTERNATIVE INVESTMENTS LLC


      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title: Secretary


      CITIGROUP INVESTMENTS INC.


      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title: Secretary


      THE TRAVELERS INSURANCE COMPANY


      By:    /s/ Joseph B. Wollard
          ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      CITIGROUP INSURANCE HOLDING CORPORATION


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


      ASSOCIATED MADISON COMPANIES, INC.


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      CITIGROUP INC.


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary




                                  EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

                             SCHEDULE A
                             ----------

THE TRAVELERS INDEMNITY COMPANY

Name                              Title
----                              -----

Jay S. Benet                      Director and Executive Officer
Charles J. Clarke                 Director and Executive Officer
Douglas G. Elliot                 Director and Executive Officer
Joseph P. Lacher, Jr.             Director and Executive Officer
Brian W. MacLean                  Director and Executive Officer
James M. Michener                 Director and Executive Officer
Peter N. Higgins                  Executive Officer
Doreen Spadorcia                  Executive Officer
Stewart R. Morrison               Executive Officer
William A. Bloom                  Executive Officer
Diane D. Bengston                 Executive Officer
Pauline C. Panik                  Executive Officer
Douglas K. Russell                Executive Officer
George A. Ryan                    Executive Officer
Susan Stonehill Claflin           Executive Officer


TRAVELERS INSURANCE COMPANY

Name                              Title
----                              -----

George C. Kokulis                 Director and Executive Officer
Glenn D. Lammey                   Director and Executive Officer
Marla B. Lewitus                  Director and Executive Officer
Kathleen L. Preston               Director and Executive Officer
Edward W. Cassidy                 Executive Officer
Brendan M. Lynch                  Executive Officer
David A. Tyson                    Executive Officer
Winifred E. Grimaldi              Executive Officer

                             SCHEDULE A
                             ----------

CITIGROUP ALTERNATIVE INVESTMENTS LLC

Name                                        Title
----                                        -----

Ahmed Fahour                      Director and Executive Officer
Bruce Zimmerman                   Director and Executive Officer
Millie Kim                        Executive Officer
James Zelter                      Executive Officer


CITIGROUP INC.

Name                                       Title
----                                       -----

C. Michael Armstrong              Director
Alain J. P. Belda                 Director (Brazil)
George David                      Director
Kenneth T. Derr                   Director
John M. Deutch                    Director
The Honorable Gerald R. Ford      Honorary Director
Roberto Hernandez Ramirez         Director (Mexico)
Ann Dibble Jordan                 Director
Dudley C. Mecum                   Director
Richard D. Parsons                Director
Andrall E. Pearson                Director
Charles Prince                    Director and Executive Officer
Robert E. Rubin                   Director and Executive Officer
Franklin A. Thomas                Director
Sanford I. Weill                  Director and Executive Officer
Robert B. Willumstad              Director and Executive Officer
Arthur Zankel                     Director
Winfred F. W. Bischoff            Executive Officer (United Kingdom and Germany)
David C. Bushnell                 Executive Officer
Michael A. Carpenter              Executive Officer
Robert Druskin                    Executive Officer
Stanley Fischer                   Executive Officer
William P. Hannon                 Executive Officer
Michael S. Helfer                 Executive Officer
Thomas W. Jones                   Executive Officer
Sallie L. Krawcheck               Executive Officer
Marjorie Magner                   Executive Officer
Deryck C. Maughan                 Executive Officer (United Kingdom)
Victor J. Menezes                 Executive Officer
William R. Rhodes                 Executive Officer
Todd S. Thomson                   Executive Officer